September 19, 2005


Mail Stop 4561

Cynthia A. Garr
Executive Vice President and
Interim Chief Financial Officer
CNH Holdings Company
17304 Preston Road, Suite 975
Dallas, TX 75252

      Re:	CNH Holdings Company
      Registration Statement on Form SB-2
      File No. 333-127800
      Filed August 24, 2005

      Form 10-KSB for the fiscal year ended March 31, 2005
      Form 10-QSB for the quarter ended June 30, 2005
      File No. 0-17304

Dear Ms. Garr:

	This is to advise you that we have limited our review of the above filings to the matters addressed in the comments below. No further review of the filings has been or will be made. Please respond to our comments regarding your Forms 10-KSB and 10-QSB within
10 business days of the date of this letter. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.






Registration Statement on Form SB-2

Certain Relationships and Related Transactions, page 43

1. Provide a materially complete description of the license
agreement
obligations to XBridge that were discharged by means of the
issuance
of 1.5 million company shares.   Describe the transactions that
generated the obligations and the manner in which the amount of the obligations was computed. Also indicate how the value of the shares to be issued was determined and compare the issuance price to the market price at the time of this arrangement.

2. Similarly, describe the services that XBridge agreed to provide to the company under the development and maintenance services arrangement. Ensure that you describe the services provided and the amounts owed and paid with respect to this arrangement for each of the two most recently completed fiscal years. Provide a reasonably detailed description of the services that resulted in the $1.86 million of indebtedness and explain the manner in which the amount of the debt was established.

3. Please also expand this section to describe fully the relationship between XBridge and the company immediately prior to the acquisition.
We note from your disclosure on page 57 that in addition to sharing several officers and directors with the company, XBridge also owned a majority of the company`s stock prior to the XBridge acquisition. Ensure that all the effects of the related party merger transaction on each shared officer and director are described on an individualized basis for each related party within the meaning of
Item 404(a) of Regulation S-B. For example, describe the securities received by each related party and discuss changes in their option or employment agreements that were associated with the related party merger. Also, state the total purchase price paid in connection with your acquisition of XBridge. See Item 404(a)(3) of Regulation S-B and Instruction 3 to Item 404.

4. We note that in the recent unregistered sales section at page
57,
you express the belief that the structure of the merger agreement with XBridge and the issuance of shares "were comparable to what the company would have received through arms-length negotiations with an unaffiliated party." Please revise this section consistent with your disclosure on page 57 and discuss the basis of this statement.

5. We also note from page 57 that the company issued shares to certain officers and consultants of the company in exchange for the cancellation of $482,364 of XBridge debt held by such individuals. Revise this section to provide all disclosure regarding this transaction that is required by Item 404 of Regulation S-B.



Selling Stockholders

6. Please revise your selling stockholders table to provide only the information required by Item 507 of Regulation S-B, in the format required by Item 507. In this regard, we note that the current format of the table does not clearly provide the beneficial ownership of each selling stockholder. Additionally, while you have a column entitled, "Percentage Ownership (For Greater Than 1% Shareholders)," such column should clearly reflect the beneficial ownership of the selling stockholders after the shares being offered for resale have been sold.
7. Please revise to name the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered for resale by American Corp. Register Inc.,
Rocky Mountain Customer Services, Inc., T.C.R. LP and Technacity
LLC.
See Interpretation I.60 of the July 1997 manual of publicly available
CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.
8. It does not appear that any of the selling security holders are registered broker-dealers. Please inform us in this respect. Additionally, if any of the selling security holders are affiliates of broker-dealers, please disclose, and tell us whether they received their shares in the ordinary course of business and whether, at the time of acquisition, they had any understandings or arrangements with any other person, either directly or indirectly, to distribute the shares.

9. Please revise this section to disclose all material relationships between the company and each of the selling stockholders during the past three years, including the material terms of the transactions by which each of the selling stockholders received their shares. For example, we would expect to see disclosure regarding the material terms of the XBridge acquisition and the debt offering and an indication of which of the selling stockholders received their shares as part of such transactions. Additionally, we would expect to see disclosure regarding the material terms of the former debt held by the officers and consultants of the company who were issued shares in exchange for cancellation of such debt, and identification of such individuals. Finally, we would expect to see disclosure regarding which of the selling stockholders are affiliates of the company and disclosure regarding the material terms of those relationships.

Signatures
10. The Instructions for signatures portion of Form SB-2 requires that your registration statement be signed by both the CFO and the controller or principal accounting officer. Please ensure that your next amendment is revised accordingly.


Exhibits

11. Please ensure that your next amendment attaches as exhibits or incorporates by reference from prior filings, all instruments governing the rights of the selling stockholders and all contracts between the company and any of the selling stockholders or the company`s directors or officers. See paragraphs (b)(4)(i) and
(b)(10)(i)(A) of Item 601 of Regulation S-B. In this regard, we note that you have not included the XBridge acquisition documents or the debt agreements with certain of your officers and directors. Please revise accordingly.

Legal Opinion
12. We note that you have neither filed a legal opinion nor included a legal opinion on your exhibit index with an indication that it will be filed with a future amendment. Please note that we will review the opinion provided in response to Item 601(b)(5) of Regulation S-B and may have comments concerning the opinion when it is filed.

Form 10-KSB for the fiscal year ended March 31, 2005

Controls and Procedures, page 13
13. We note that as of the end of the period covered by your Form
10-
KSB, the company carried out an evaluation with the participation of the company`s management, including the company`s President, of the effectiveness of the company`s disclosure controls and procedures, and that your President concluded that the company`s disclosure controls and procedures were effective. However, Item 307 of Regulation S-B requires the company to disclose the conclusions of the company`s principal executive and principal financial officers, or persons performing similar functions. Please tell us whether your chief financial officer, or the person performing the functions of the chief financial officer, was involved in the evaluation of the company`s controls and procedures as of the end of the period covered by your Form 10-KSB and tell us what his or her conclusions were regarding the effectiveness of the company`s disclosure controls and procedures. This comment also applies to your first quarter 10-QSB.
14. We note that your determination regarding the effectiveness of the company`s disclosure controls and procedures appears to be narrower than that required by Rule 13a-15. In this regard, we note that your President concluded that your disclosure controls and procedures were effective in "timely alerting him to material information relating to the Company required to be included in the reports that the Company files and submits pursuant to the Exchange
Act," while Rule 13a-15(e) defines disclosure controls and procedures as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer is "recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms," and that they include controls and procedures designed to ensure that information required to be disclosed by an issuer is "accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding the required disclosure." Please confirm that the evaluation of your disclosure controls and procedures was made in accordance with the terms of Rule 13a-15(e) and ensure that your future filings include language that more closely conforms with the language of Rule 13a-15(e). This comment also applies to your Form 10-QSB for the quarter ended June 30, 2005.
15. As a follow-up to the comment above, we note that the language regarding changes in internal controls in both your Form 10-KSB and first quarter Form 10-QSB, indicates that there were no "significant" changes in the company`s internal controls that could "significantly" affect the internal controls subsequent to the date of your President`s most recent evaluation. However, the standard set forth in Item 308(c) of Regulation S-B requires that you disclose any change in internal control over financial reporting that occurred during your last fiscal quarter that has "materially" affected, or is reasonably likely to "materially" affect, your internal control over financial reporting. Please confirm that there were no changes that materially affected or were reasonably likely to materially affect your internal control over financial reporting during the fourth quarter of your last fiscal year or during the first quarter of the current fiscal year. Additionally, ensure that your future filings include language consistent with Item 308(c) of Regulation S-B.

Consolidated Balance Sheet, page F-20

16. Explain why "Deferred Income" is not classified within the Liability Sections of the Balance Sheet. Cite the accounting literature that supports your presentation.

Note 10 - Acquisitions, page F-31

17. We note that the company issued 4,150,000 shares of common stock to shareholders of Xbridge Software, Inc. ("Xbridge"). We also note that 2,150,000 shares of common stock held by Xbridge were cancelled.
Since CNH Holding Company had 6,741,449 shares of common stock outstanding, tell us how you concluded that the company is the accounting acquirer instead of Xbridge. Address paragraph 17 of SFAS
141. That is, the number of shares issued to acquire Xbridge exceeds
50% of the outstanding stock of CNH Holding Company. Additionally, tell us how you determined the fair value of the shares issued to acquire Xbridge. See paragraphs 20 to 23 of SFAS 141.

18. Explain why the only acquired intangible asset recorded is the intellectual property. Tell us the method used to amortize this asset including its estimated useful life. See paragraph 11 of SFAS
142. Tell us how you have complied with the disclosure requirements of paragraph 44 of SFAS 142 and paragraph 58 of SFAS 141.

**	**	**	**	**	**

      As appropriate, please amend your filing in response to
these
comments.  Please ensure that your amendment is marked in
accordance
with Item 310 of Regulation S-T.  You may wish to provide us with
marked copies of the amendment to expedite our review.   Please
furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.
Please provide this request at least two business days in advance of the requested effective date.

	If you have questions regarding the financial statements or related matters, please call Stephen Krikorian at (202) 551-3488. Please call Sara Kalin at (202) 551-3454 with any other questions. If you require further assistance, you may call me at (202) 551-3730.

								Sincerely,



								Mark P. Shuman
								Branch Chief-Legal


cc:	Via Facsimile (972) 744-2909
	Mr. Robert J. Johnston, Esq.
	Jackson Walker L.L.P.
	Telephone: (972) 744-2900

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Ms. Cynthia Garr
CNH Holdings Company
September 19, 2005
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